EXHIBIT 77D for AXP Market Advantage Series, Inc.

At the Board of Directors meetings held on September 8-9, 1999, the following investment policy was eliminated for AXP Blue Chip
Advantage Fund and AXP Small Company Index Fund:

Under normal market conditions, the Fund does not intend to commit more than 5% of its total assets to when-issued securities or forward commitments.